SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
(Amendment No. 1)*

IMPLANT SCIENCES CORPORATION
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

45320R108
(CUSIP Number)

Joseph SanFilippo
Chief Financial Officer
Platinum Management (NY) LLC
250 West 55th Street, 14th Floor
New York, New York 10019
(212) 582-2222

With copies to:

Kenneth A. Sicklick, Esq.
Goulston Storrs PC
885 Third Avenue
New York, New York 10022
(212) 878-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.: 45320R108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Partners Value Arbitrage Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,943,378
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,943,378
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,943,378
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14.	TYPE OF REPORTING PERSON PN

 CUSIP No.: 45320R108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Management (NY) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,943,378
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,943,378
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,943,378
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14.	TYPE OF REPORTING PERSON OO

CUSIP No.: 45320R108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DMRJ Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSN WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,943,378
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,943,378
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,943,378
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.: 45320R108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Montsant Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSN WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,943,378
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,943,378
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,943,378
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.: 45320R108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Nordlicht
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSN WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,943,378
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,943,378
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,943,378 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14.	TYPE OF REPORTING PERSON IN

(1)	Mark Nordlicht disclaims the beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Persons.

 EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the Reporting Persons’ beneficial ownership in Implant Sciences Corporation (“ISC” or the “Issuer”). This Amendment No. 1 corrects and supersedes the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2016 (the “Original 13D”). Each Item below fully replaces and supersedes the information disclosed under the corresponding Item of the Original 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Original 13D.

ITEM 1.                     Security and Issuer.

This statement relates to the shares of common stock, par value $0.10 per share (the “Common Stock”), of ISC, with its principal executive offices located at 500 Research Drive, Unit 3, Wilmington, Massachusetts 01887.

ITEM 2.                     Identity and Background.

(a)              This statement is filed by Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (“PPVA”), Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), DMRJ Group LLC, a Delaware limited liability company (“DMRJ”), Montsant Partners, LLC, a Delaware limited liability company (“Montsant”), and Mark Nordlicht. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of DMRJ and Montsant are wholly owned subsidiaries of PPVA. PPVA controls the operations and management of each of DMRJ and Montsant and PPVA has the power to direct the voting of the shares of Common Stock owned directly and beneficially by DMRJ and Montsant. By virtue of this relationship, PPVA may be deemed to beneficially own the shares of Common Stock owned directly and beneficially by DMRJ and Montsant. DMRJ has no voting or dispositive power over shares of Common Stock owned by Montsant and Montsant has no voting or dispositive power over the shares of Common Stock owned by DMRJ, and, accordingly, each shall not be deemed to beneficially own the shares of Common Stock owned directly by the other.

Platinum Management is the investment manager and general partner of PPVA. Mark Nordlicht is the Chief Investment Officer of Platinum Management. By virtue of this relationship, each of Platinum Management and Mark Nordlicht may be deemed to beneficially own the shares of Common Stock owned directly and beneficially by PPVA.

(b)              The business address of each of the Reporting Persons is 250 West 55th Street, 14th Floor, New York, NY 10019.

(c)              The principal business of PPVA is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of Platinum Management is serving as the investment manager and general partner of PPVA. The principal occupation of Mark Nordlicht is serving as the Chief Investment Officer of Platinum Management. The principal business of each of DMRJ and Montsant is to purchase, sell, and own assets for the benefit of PPVA.

(d)              No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               PPVA is organized under the laws of the Cayman Islands. Each of Platinum Management, DMRJ, and Montsant is organized under the laws of the State of Delaware. Mark Nordlicht is a citizen of the United States of America.

ITEM 3.                     Source and Amount of Funds or Other Consideration.

On September 24, 2015, Montsant converted $245,000.00 of accrued interest owed by Issuer under that certain Amended and Restated Senior Secured Convertible Promissory Note dated as of March 12, 2009, and assigned to Montsant pursuant to that certain Assignment Agreement dated as of May 4, 2015 (collectively, the “March 2009 Note”) into 3,062,500 shares of Common Stock at an adjusted conversion price of $0.08 per share. The funds provided to Issuer in exchange for the Notes were obtained from the general working capital of PPVA. Since September 24, 2015, Montsant has sold 980,671 shares of Common Stock in the ordinary course of its business, and, as of the date of this filing, Montsant directly owns 2,081,829 shares of Common Stock.

Montsant has the right to convert $5,282,428.00 of outstanding principal and accrued interest owed by Issuer under the March 2009 Note into the Company’s Series J Preferred Stock, which may then be converted into up to 66,030,347 shares of Common Stock, at a price of $0.08 per share of Common Stock; (ii) DMRJ has the right to convert $18,965,000.00 of outstanding principal and accrued interest owed by Issuer under that certain second Senior Secured Convertible Promissory Note (as modified or amended from time to time, the “September 2012 Note”) into the Company’s Series H Preferred Stock, which may then be converted into up to 17,399,082 shares of Common Stock, at a price of $1.09 per share of Common Stock; and (iii) DMRJ has the right to convert $17,518,455.00 of outstanding principal and accrued interest owed by Issuer under that certain third Senior Secured Convertible Promissory Note (as modified or amended from time to time, the “February 2013 Note”, and collectively with the March 2009 Note and the September 2012 Note, the Notes) into the Company’s Series I Preferred Stock, which may then be converted into up to 14,846,148 shares of Common Stock at a price of $1.18 per share of Common Stock.  The rights to convert noted in this paragraph may not be exercised without 61 days prior notice to the Issuer to the extent that conversion would result in the Holder having beneficial ownership of more than 4.99% of the Issuer’s Common Stock.

ITEM 4.                     Purpose of Transaction.

The Reporting Persons purchased Common Stock and the Notes based on the belief that such Common Stock and Notes, when purchased, represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to convert the Notes into shares of Common Stock or to otherwise acquire or dispose of Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may convert all or a portion of the Notes into the Company’s preferred stock and then into Common Stock or directly into Common Stock, acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Notes was for investment, and the acquisitions of the Notes were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons have engaged, and may continue to engage, in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations and plans of the Reporting Persons. In particular, the Reporting Persons have had preliminary discussions with the Issuer concerning among other things the composition of the Issuer’s board of directors. The Reporting Persons may discuss ideas that, if effected, may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.                     Interest in Securities of the Issuer.

(a)              On September 24, 2015, Montsant converted $245,000.00 of accrued interest owed by Issuer under the March 2009 Note into 3,062,500 shares of Common Stock at an adjusted conversion price of $0.08 per share. Since September 24, 2015, Montsant has sold 980,671 shares of Common Stock in the ordinary course of its business, and, as of the date of this filing, Montsant holds 2,081,829 shares of Common Stock.

The Reporting Parties beneficially own 3,943,378 shares of Common Stock, which includes (i) the 2,081,829 shares directly owned by Montsant, which are described above, (ii) the right to convert outstanding principal and accrued but unpaid interest owed to Montsant by Issuer under the March 2009 Note into the Company’s Series J Preferred Stock, which may then be converted into up to 66,030,347 shares of Common Stock, at a price of $0.08 per share of Common Stock to the extent that, following such conversion, the beneficial ownership of the Holder in the Issuers Common Stock does not exceed 4.99% ; (iii) as of April 6, 2016, the right to convert outstanding principal and accrued but unpaid interest owed to DMRJ by Issuer under the September 2012 Note into the Company’s Series H Preferred Stock, which may then be converted into up to 17,399,082 shares of Common Stock, at a price of $1.09 per share of Common Stock to the extent that, following such conversion, the beneficial ownership of the Holder in the Issuers Common Stock does not exceed 4.99% ; and (iv) the right to convert outstanding principal and accrued but unpaid interest owed to DMRJ by Issuer under the February 2013 Note into the Company’s Series I Preferred Stock, which may then be converted into up to 14,846,148 shares of Common Stock at a price of $1.18 per share of Common Stock to the extent that, following such conversion, the beneficial ownership of the Holder in the Issuers Common Stock does not exceed 4.99% . The number of shares of Common Stock into which the Notes may be converted will rise if the Notes accrue any interest which remains unpaid.

 The shares of Common Stock beneficially owned by the Reporting Persons represent 4.99% percent of the outstanding shares of Common Stock. The 4.99% calculation was based on the 79,025,620 shares of Common Stock reported by the Issuer as being outstanding as of May 6, 2016, as stated by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended March 31, 2016. Mark Nordlicht disclaims the beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Persons.

(b)              Platinum Management, PPVA, DMRJ and Montsant may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of 3,943,378 shares of Common Stock reported herein as held by them. Mr. Nordlicht, in his capacity as Chief Investment Officer of Platinum Management and Platinum Liquid Management, may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of the 3,943,378 shares of Common Stock in the aggregate reported herein as held by Platinum Management, PPVA, DMRJ, and Montsant.

(c)              None.

(d)              Not applicable.

(e)              None of the Reporting Persons beneficially own or have owned since (and including) the date of the event reported on the Original 13D, either individually or in the aggregate, 5% of more of the equity securities of any class of the Issuer registered under Section 12 of the Securities Exchange Act of 1934, as amended.  The disclosure in the Original 13D reporting greater beneficially ownership was in error and has been corrected and fully superseded by this filing.

ITEM 6.                     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, except for (i) Montsant with respect to the Amended and Restated Senior Secured Convertible Promissory Note, filed with the Issuer’s 8-K filed with the SEC on March 18, 2009,(ii) DMRJ with respect to the Second Senior Secured Convertible Promissory Note, filed with the Issuer’s 8-K filed with the SEC on September 11, 2012 and (iii) DMRJ with respect to the Third Senior Secured Convertible Promissory Note, filed with the Issuer’s 8-K filed with the SEC on March 1, 2013, each as may be amended or modified from time to time.

ITEM 7.                     Material to be filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC on April 18, 2016).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: July 20, 2016

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Joseph SanFilippo
Name: Joseph SanFilippo
Title: Chief Financial Officer

PLATINUM MANAGEMENT (NY) LLC

By: /s/ Joseph SanFilippo
Name: Joseph SanFilippo
Title: Chief Financial Officer

DMRJ GROUP LLC

By: Platinum Partners Value Arbitrage Fund L.P., its sole member

By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Joseph SanFilippo
Name: Joseph SanFilippo
Title: Chief Financial Officer

MONTSANT PARTNERS, LLC

By: Platinum Partners Value Arbitrage Fund L.P., its sole member

By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Joseph SanFilippo
Name: Joseph SanFilippo
Title: Chief Financial Officer

/s/ Mark Nordlicht
MARK NORDLICHT